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                              November 7, 2022

       Heidi Steele
       Partner
       McDermott Will & Emery LLP
       444 West Lake Street
       Suite 4000
       Chicago, IL 60606-0029

                                                        Re: Pasithea
Therapeutics Corp.
                                                            Preliminary Proxy
Statement
                                                            Filed November 1,
2022
                                                            File No. 001-40804

       Dear Heidi Steele:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement

       Proposals 1A through 1E, page 10

   1. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal
reputation or make charges of illegal, improper or immoral conduct without factual
foundation. Note that the factual foundation for such assertion must be reasonable. Refer to
Rule 14a-9. Provide us supplementally, or disclose, the factual foundation for your
statement that the company "is likely to be run for the sole benefit of the Dissident Group."
   2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual
basis must exist for each such opinion or belief. Support for opinions or beliefs should be
self-evident, disclosed in the proxy statement or provided to the staff on a supplemental
basis. Provide support for the statements in the bullet points at the end
 Heidi Steele
McDermott Will & Emery LLP
November 7, 2022
Page 2
         of page 11. We note, with respect to the second bullet point, that security holders would continue to have as much of a "say in the future" as they currently do through their annual vote for the election of directors. We note, with respect to the third, fourth and fifth bullet points, that the Dissident Group has not made any statement in its preliminary proxy statement about liquidating the company or acquiring other companies. We remind you that the filing persons are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Dan Duchovny at 202-551-3619.



FirstName LastNameHeidi Steele                                   Sincerely,
Comapany NameMcDermott Will & Emery LLP
                                                                 Division of
Corporation Finance
November 7, 2022 Page 2                                          Office of
Mergers & Acquisitions
FirstName LastName